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Amended Exhibit 11

FIRST QUARTERLY FINANCIAL REPORT—FEBRUARY 28, 2002

President's Letter

To our Shareholders:

        The past months have seen many changes at Cardiome, and an acceleration of the pace of our efforts in R&D. In many regards, Cardiome is a new company with a promising future. Our mandate to develop cardiovascular drugs to potentially address large unmet medical needs has been broadened to include congestive heart failure in addition to arrhythmias.

        We continue to attract first-class talent to our corporate team, Board of Directors and Scientific Advisory Board. These individuals have valuable strategic, business and scientific acumen that will help Cardiome to be a leading cardiovascular drug development company. Cardiome's ability to attract such individuals also provides validation of our technology and drugs as they develop through the clinic.

        On March 8th, subsequent to the conclusion of our first quarter, Cardiome closed the acquisition of Paralex, Inc. adding significant management strength, technical expertise and a second promising clinical compound, oxypurinol. The successful conclusion of this transaction was the result of intensive efforts at Cardiome to raise sufficient capital to fund our existing pipeline and our new drug candidate. Cardiome successfully raised $30.9 million dollars in an oversubscribed financing with the participation of leading Canadian institutions, U.S. private investors and insiders.

First patient dosing of RSD1235

        In January 2002, our study investigators in the United States and Canada began enrolling patients with acute onset atrial arrhythmia in our Phase II study. The study is progressing well and we are on track to present results in the second half of the year. Atrial arrhythmia is a rhythm disturbance disorder which occurs in the upper chamber of the heart. Over 6 million patients suffer from the disease. Current drug treatments are inadequate—having only modest efficacy and serious side effects, which severely limit their use. Cardiome believes that RSD1235 will provide a safe and effective alternative to those suffering from this affliction.

A Clinical-Stage Candidate for CHF

        Oxypurinol, Cardiome's second clinical compound, is expected to enter Phase II clinical testing in the second half of 2002, as a treatment for CHF. CHF is the progressive loss of the heart's pumping action that affects 10 million people in the developed world.

        Cardiome announced in January 2002 the appointment of Dr. Rick Schwarz as Executive Director, CHF Program. Dr. Schwarz has extensive experience planning and directing numerous clinical programs in cardiovascular development, particularly in CHF.

        The next few months represent a relatively short time frame in drug development where our shareholders, staff and clinical investigators can look forward to results of our Phase II clinical trial of RSD1235 applied to atrial arrhythmia and the initiation of Phase II with oxypurinol applied to CHF. We all know the risks involved in early stage clinical trials but we also know ultimately why we are doing this—to discover new medicines that can improve the lives of the millions of people who suffer from cardiovascular diseases, and to provide a very attractive return to our shareholders. We look to forward to reporting significant progress in our core objectives over the next few months.

RESULTS OF OPERATIONS

        For the quarter ended February 28, 2002, the Company recorded a net loss of $1,761,831 ($0.17 per common share), compared to a net loss of $918,443 ($0.09 per common share) for the same quarter in the preceding fiscal year ("fiscal 2001").

        Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received. This change has been applied retroactively and all prior periods reported prior to the adoption of SAB101 have been adjusted accordingly.

        Revenue for the quarter ended February 28, 2002 decreased to $65,441, compared to $255,360 for the same quarter in fiscal 2001. The decrease in revenue was due to the decline of research collaborative revenue, grant income and interest income. Compared to the same quarter in fiscal 2001, research collaborative revenue declined by $30,449 while grant income declined by $46,437. The decline in research collaborative revenue resulted from the fact that the amortization of licensing revenue from the initial payment by AstraZeneca A.B. ("AstraZeneca") was the only source of research collaborative revenue during the period. The significant decrease of grant income was due to the end of grant payments from the Science Council of BC in April 2001. Interest income declined by $113,033 compared to the same period in fiscal 2001, resulting from the lower average cash balance and lower interest rates in 2002.

        Subsequent to the quarter ended February 28, 2002, the Company received a notice from AstraZeneca that AstraZeneca does not intend to proceed with clinical development of RSD1122. In accordance with the license agreement dated October 16, 2000, AstraZeneca will return all rights and pre-clinical data associated with RSD1122 in June 2002 and terminate the license agreement at no additional financial obligation from either party. The remaining deferred revenue associated with this license agreement will be recognized in the quarter ended August 31, 2002.

        We currently have no other collaborative or licensing agreement with any third party; therefore, we do not anticipate any other licensing revenue or sales of product for the fiscal year ending November 30, 2002.

        Research and development expenditures increased to $1,234,860 for the quarter ended February 28, 2002 as compared to $687,258 in the same quarter in fiscal 2001. The increase was primarily due to the cost of $243,000 associated with increased operational activities as the Company initiated a Phase II clinical trial for its drug candidate, RSD1235 ($224,000), and progressed in its Kv1.5 program ($19,000). The increase was also attributed to the higher consulting fees of $93,000 and travel cost of $155,000 associated with the Phase II clinical trial.

        We expect higher levels of research and development expenditure for the fiscal year ending November 30, 2002 as compared to those incurred in fiscal 2001. A significant portion of the research and development expenditure will be incurred for the full patient enrolment in the Phase II clinical trial of RSD1235, in research activities related to the Kv 1.5 program, the initiation of clinical trial of the newly acquired congestive heart failure program, and the maintenance of the gout program. The clinical results of our RSD1235 Phase II trial are expected by the second half of 2002 and the total cost of this Phase II trial is estimated at $2,300,000 of which $1,968,000 will be incurred in fiscal 2002. Further clinical developments of RSD1235 will be subject to a successful Phase II trial. We intend to select a Kv 1.5 clinical candidate in 2002 and expect to incur higher research cost associated with the pre-clinical studies as compared to those incurred in fiscal 2001. The Phase II clinical study of our Oxypurinol congestive heart failure project is estimated to cost $4,000,000 and is planned for initiation in second half of 2002 and completion by the end of 2003. We also plan to begin formulation development and toxicology testing on the intravenous application of oxypurinol to acute congestive heart failure in the second half of 2002 with a Phase I study in the first half of 2003. The estimated cost of the formulation, toxicology and safety study is estimated at $1,700,000 with results expected by the end of 2003.

        General and administration expenses increased to $486,144 in the quarter of 2002 as compared to $356,477 in the same quarter of 2001. The increase was primarily due to the cost associated with the higher consulting fees and increased investor relations activities. Compared to the same quarter in fiscal 2001, consulting fees increased by approximately $22,000 while investor relations cost increased by approximately $84,000. The level of general and administration expenditure for the remainder of fiscal year ending November 30, 2002 will be comparable to those incurred in fiscal 2001.

        Amortization decreased to $106,268 in the first quarter of 2002 as compared to $130,068 in the same quarter of 2001. The decline was mainly due to the completion of intellectual property rights expansion in 2001.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's activities during the three months ended February 28, 2002 were financed primarily by its working capital carried forward from the preceding fiscal year and the net proceeds collected from a private placement closed in fiscal 2001. At February 28, 2002, the Company had working capital of $1,032,802 as compared to $3,523,091 at November 30, 2001. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $2,042,940 at February 28, 2002 as compared to $4,183,580 at November 30, 2001.

        Subsequent to the quarter ended February 28, 2002, the Company received additional capital resources to fund its ongoing operation through equity financing. On March 8, 2002, the Company successfully completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per Unit for gross proceeds of $30,908,061, as described in Note 5 to the interim financial statement included herein.

        As a result of receiving additional equity financing on March 8, 2002, the Company believes that it has sufficient resources to fund operations in the next two years. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to review of its financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or whether acceptable terms will be offered.

        Capital expenditures incurred during the three months ended February 28, 2002 were $68,460, including a total investment of $6,213 for the expansion of intellectual property rights and a total acquisition cost of $62,247 in capital assets.

        Subsequent to the quarter ended February 28, 2002, the Company completed an acquisition of a new subsidiary, Paralex, Inc. ("Paralex"), providing the Company with certain intellectual property rights relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure, other cardiovascular disorders and neuromuscular disease. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Paralex.

        The Company expects that reliance on equity financing will continue during pre-clinical development and through the early clinical stages of development. The longer-term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

Respectively,

"Bob Rieder"

Robert Rieder
President & CEO    April 22, 2002

CARDIOME PHARMA CORP.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian Dollars)

	As at
	February 28, 2002 (Unaudited)	November 30, 2001 (Audited)
ASSETS
Current
Cash and cash equivalents	$1,610,899	$1,381,750
Short-term investments	432,041	2,801,830
Accounts receivable and prepaid expenses	273,507	247,211

	2,316,447	4,430,791
Deferred financing cost	270,852	—
Capital assets	339,951	302,583
Other assets	1,817,609	1,536,249

	$4,744,859	$6,269,623

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$1,283,645	$907,700
Deferred revenue	1,310,569	1,348,374

Total Liabilities	2,594,214	2,256,074

Shareholders' Equity
Share capital (Note 4)	33,116,320	32,251,393
Special warrants	—	966,000
Contributed surplus	1,192,266	1,192,266
Deficit	(32,157,941)	(30,396,110)

	2,150,645	4,013,549

	$4,744,859	$6,269,623

On behalf of the Board:
"Bob Rider"	"Michael Walker"
Robert Rieder, Director	Michael J. A. Walker, Director

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(unaudited—expressed in Canadian Dollars)

	For the Three Months ended
	February 28, 2002	February 28, 2001
		(Restated — see Note 3)
Revenue
Research collaborative and licensing	$37,805	$68,254
Grant income	11,000	57,437
Interest and other income	16,636	129,669

	65,441	255,360

Expenses
Research and development	1,234,860	687,258
General and administration	486,144	356,477
Amortization	106,268	130,068

	1,827,272	1,173,803

Net loss for the period	1,761,831	918,443
Deficit, beginning of period	30,396,110	22,810,225
Adjustment for future income taxes	—	428,000

Deficit, end of period	$32,157,941	$24,156,668

Net loss per common share	$0.17	$0.09

Weighted average number of outstanding shares	10,415,965	10,303,962

CARDIOME PHARMA CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited—expressed in Canadian Dollars)

	For the Three Months Ended
	February 28, 2002	February 28, 2001
		(Restated — see Note 3)
Operating Activities
Loss for the period	$(1,761,831)	$(918,443)
Add item not affecting cash
Amortization	106,268	130,068

	(1,655,563)	(788,375)
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(26,296)	(436,271)
Accounts payable and accrued liabilities	324,759	(214,340)
Deferred revenue	(37,805)	(37,806)

Cash used in operating activities	(1,394,905)	(1,476,792)

Financing Activities
Share issuance cost	(51,029)	—
Deferred financing expenses	(226,252)	—
Repayment on obligations under capital leases	—	(11,329)
Repayment on long-term debt	—	(18,391)

Cash used in financing activities	(277,281)	(29,720)

Investing Activities
Purchase of capital assets	(59,782)	(31,105)
License and patents	(3,731)	(83,670)
Purchase of short-term investments	(5,532)	(3,334,794)
Sale of short-term investments	2,375,321	5,791,494
Deferred acquisition costs	(404,941)	—

Cash provided by investing activities	1,901,335	2,341,926

Increase in cash during the period	229,149	835,414
Cash and cash equivalents, beginning of period	1,381,750	3,247,479

Cash and cash equivalents, end of period	$1,610,899	$4,082,893

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited—expressed in Canadian Dollars)

1.    DESCRIPTION OF BUSINESS

        Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992 the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In June 2001, the Company changed its name to Cardiome Pharma Corp to reflect the Company's strategic focus on discovering and developing cardiac drugs.

        The Company is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome targets the treatment of cardiac arrhythmias through the use of atria-selective ion channel modulating drug candidates, and congestive heart failure, through the use of drugs known to inhibit the enzyme xanthine oxidase. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

        The continuation of the Company's research and development activities and the commercialization of the targeted therapeutic products are dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from potential strategic partners.

2.    BASIS OF PRESENTATION

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. These interim financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the audited financial statements for the year ended November 30, 2001 included in the Company's Annual Report.

        In the opinion of management, all material adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made. Interim financial results are not necessarily indicative of financial results for the full year.

3.    CHANGE IN ACCOUNTING PRINCIPLES

  [a] Income taxes

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the three months ended February 28, 2002 and February 28, 2001 of $25,680. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

  [b] Revenue recognition

        Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under such arrangement. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

        This change was applied retroactively and prior periods have been restated with the following effect:

	As Originally Reported 3 months ended February 28, 2001 $	As Restated 3 months ended February 28, 2001 $
Research collaborative, licensing and option fees	30,448	68,254
Research and development expenses	1,102,475	687,258
Loss for the period	(1,456,249)	(918,443)
Net loss per common share	(0.14)	(0.09)
Deferred revenue	—	1,461,793
Deficit	(22,694,876)	(24,156,668)

  [c] Loss per common share

        Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. This change has been applied retroactively and had no impact on the quarter ended February 28, 2001.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited—expressed in Canadian Dollars)

4.    SHARE CAPITAL

  (a)
  Authorized

    200,000,000 common shares without par value

  (b)
  Issued and Outstanding

	Number of Common Shares	Amount
Balance as at November 30, 2001	10,308,962	$32,251,393
Issued during the quarter ended February 28, 2002	458,583	864,927

Balance as at February 28, 2002	10,767,545	$33,116,320

  (c)
  Share Purchase Warrants
  (i)
  As at February 28, 2002 common share purchase warrants were outstanding as follows:

Date of Expiry	Exercise Price		Number of Common Shares
April 14, 2002	$6.40		693,650	(1)
June 5, 2002	$6.40		44,643
February 9, 2004 to 2007		(2)	187,500
October 10, 2003	$2.40		16,691
October 10, 2003	$3.20		229,292

Balance as at February 28, 2002			1,171,776

(1)
These warrants were all expired on April 14, 2002.

(2)
See note 4 (c) (ii)

(c)
Share Purchase Warrants
(ii)
In August 2001, the Company entered into a consulting agreement with a third party. The agreement expired on February 9, 2002. The Company was required to pay a monthly retainer fees of U.S.$5,000 during the term of the agreement and a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue additional warrants, as described in the agreement. In addition, the Company agreed to grant, subject to regulatory approval, 187,500 retainer warrants, which vest on February 9, 2002 with the following terms.

Number of options #	Exercise price US$	Date of expiry
75,000	2.40	February 9, 2004 [i]
25,000	4.80	February 9, 2004 [i]
25,000	8.00	February 9, 2004 [i] and [ii]
37,500	2.40	February 9, 2007 [iii]
12,500	4.80	February 9, 2007 [iii]
12,500	8.00	February 9, 2007 [ii] and [iii]
187,500

  The fair value of the warrants granted, which was estimated using the Black Scholes Pricing Model, in the amount of $136,000 has been recorded as an expense and an increase in contributed surplus in the consolidated financial statements for the year ended November 30, 2001.

  [i]
  The expiry date of these warrants may be extended through February 9, 2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

  [ii]
  In February 2002, the exercise price of these warrants was decreased from $9.00 to $8.00.

  [iii]
  In February 2002, the expiry date of these warrants was accelerated from February 9, 2009 to February 9, 2007.

  (d)    Stock Options

          At the Company's annual general meeting on May 28, 2001, the shareholders approved a new stock option plan (the "2001 Plan") for which up to 1.5 million common shares can be reserved for issuance to directors, officers, employees and consultants of the Company. The shareholders also approved the merger of the Company's 1998 Stock Option Plan (the "Old Plan") into the 2001 Plan such that the options outstanding under the Old Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan.

          As at February 28, 2002, the Company had 1,149,063 stock options outstanding, of which 786,063 were exercisable, at a weighted average exercise price of $4.50 per common share and expiring at various dates from April 2, 2002 to February 4, 2007.

	Weighted Average Exercise Price	Number of Common Shares Outstanding
Balance, November 30, 2001	$4.36	1,079,688
During the three month period ended February 28, 2002:
Options granted	$3.48	85,000
Options forfeited	$5.16	(15,625)

Balance, February 28, 2002	$4.28	1,149,063

  (e)
  Commitment to issue shares

        Under the terms of a licensing agreement, the Company has agreed to issue 50,000 common shares to the licensor upon the achievement of certain milestones. As at February 28, 2002, these milestones had not been achieved.

5.    SUBSEQUENT EVENTS

        On March 8, 2002, the Company completed an acquisition of a new subsidiary, Paralex, Inc. ("Paralex"), providing the Company with certain intellectual property rights, under a license from the John Hopkins University, relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for treatment of congestive heart failure ("CHF"), other cardiovascular disorders and neuromuscular disease. The acquisition also provide the Company with the rights, under a license from ILEX Oncology, Inc., to oxypurinol clinical data, drug supply and know-how and an option on rights to oxypurinol, for the treatment of gout, a metabolic disease. The Company issued 8,203,396 post-consolidation common shares in exchange for all of the outstanding shares of Paralex.

        In connection with and as part of the acquisition, on March 8, 2002, the Company continued under the Canada Business Corporation Act and consolidated its shares on a four for one basis. The share consolidation resulted in the Company outstanding common shares being reduced from 113,172,393 to 28,293,098 and its fully diluted common shares being reduced from 136,370,232 to 34,092,558 as of March 8, 2002. All share capital, options, warrants and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the share consolidation.

        Also on March 8, 2002, the Company successfully completed a public offering of 9,309,657 units (the "Units") of the Company at a price of $3.32 per Unit for gross proceeds of $30,908,061 (the "Offering"). Each Unit consists of one common share in the capital of the Company and one quarter of one common share purchase warrant (a "Warrant") of the Company. One whole Warrant will entitle the holder thereof to purchase one common share of the Company at any time on or before March 7, 2004 at a price of $6.64 per Unit. In connection with the Offering, the Company paid a cash commission of $2,163,564 and granted brokers' warrants ("Brokers' Warrants") to purchase 930,966 Units at a price of $3.80 per Unit to the lead agents of the Offering.

        On March 28, 2002 the Company announced that it had received a notice from AstraZeneca A.B. ("AstraZeneca") that AstraZeneca does not intend to proceed with clinical development of RSD1122. In accordance with the license agreement dated October 16, 2000, AstraZeneca will return all rights and pre-clinical data associated with RSD1122 in June 2002 and terminate the license agreement at no financial obligation from either party.

        Subsequent to the quarter ended February 28, 2002, 82,500 stock options at a weighted average price of $5.26 expired on April 2, 2002, and 27,500 stock options at a price of $2.80 were exercised at various dates from March 13, 2002 to April 1, 2002.

        On April 17, 2002, the board of directors of the Company approved amendments to the 2001 Stock Option Plan which increase the number of common shares issuable under the plan to 5,500,000. These amendments are subject to shareholder approval.

6.    RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except for the differences below as more fully described in Note 16 to the annual consolidated financial statements of November 30, 2001.

        Material variations impacting the unaudited interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	3 months ended February 28, 2002 $	3 months ended February 28, 2001 $
Loss for the period, Canadian GAAP	(1,761,831)	(918,443)
Amortization of other assets	(25,680)	(25,680)
Adjustment for stock-based compensation
— employees	—	(4,000)
— non-employees	(24,218)	(15,000)

Loss for the period, U.S. GAAP before cumulative effect of change in accounting policy	(1,811,729)	(963,123)
Cumulative effect of change in accounting policy	—	(1,499,598)

Loss for the period, U.S. GAAP	(1,811,729)	(2,462,721)
Reclassification adjustment for unrealized gains on short-term investments	(29,591)	(117,662)
Unrealized gains on investments	8,584	84,013

Comprehensive loss for the period, U.S. GAAP	(1,832,736)	(2,496,370)

Loss for the period, U.S. GAAP	(1,832,736)	(2,496,370)

Weighted average number of common shares outstanding, U.S. GAAP	10,415,965	10,303,962

Loss per common share, U.S. GAAP	(0.17)	(0.24)

Loss per common share, U.S. GAAP:
Before change in accounting policy	(0.17)	(0.09)

Change in accounting policy	—	(0.15)

Loss per common share, U.S. GAAP	(0.17)	(0.24)

        Material variations in balance sheet accounts under U.S. GAAP are as follows:

	February 28 2002 $	November 30 2001 $
Cash and cash equivalents	1,613,409	1,385,101
Short-term investments	438,115	2,828,070
Licenses, patents, and technology	2,117,209	1,861,529
Share capital	31,831,320	30,966,393
Accumulated other comprehensive income	8,584	29,591
Contributed surplus	3,335,734	3,311,516
Deficit	(32,716,809)	(30,905,080)

7.    SEGMENTED INFORMATION

        The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the three months ended February 28, 2002 and February 28, 2001, 100% of research collaborative and licensing revenue was derived from one collaborator in Sweden.

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CARDIOME PHARMA CORP. CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (unaudited—expressed in Canadian Dollars)
CARDIOME PHARMA CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited—expressed in Canadian Dollars)
CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited—expressed in Canadian Dollars)
CARDIOME PHARMA CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited—expressed in Canadian Dollars)